ZANDARIA VENTURES INC.
                          535 Thurlow Street, Suite 600
                           Vancouver, British Columbia
                                 Canada, V6E 3C2


March 13, 2006

U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 0305

Attention:  Tim Buchmiller, Division of Corporate Finance

Dear Sirs:

Re: Zandaria Ventures Inc. - Registration Statement on Form SB-2 Amendment No. 3 - File No. 333-127389

Further to your letter dated January 20, 2006 concerning the deficiencies in our registration statement on Form SB-2, we provide the following responses:

Summary Financial Information, page 6
-------------------------------------

1. The amount presented here as total assets does not reconcile to the total assets shown on the September 30, 2005 balance sheet on page 33. Please revise.

         We have revised the noted amount so that it corresponds with the December 31, 2005 balance sheet that we have filed with our amended SB-2.

Plan of Operations, page 20
---------------------------

2. We note your disclosure in the second paragraph that you "plan to commence the phase one exploration program on the Chip claims in the spring of 2005" and that "the program should take approximately up to a one month to complete." Given your disclosure in the last sentence of the prior paragraph that "[t]o date, we have not commenced exploration of the Chip claims," please update your disclosure with respect to your progress and ensure that you provided consistent disclosure throughout your prospectus in this regard.

         We have corrected our disclosure to indicate that we intend to commence the phase one exploration program in the spring of 2006.

Report of the Independent Registered Public Accounting Firm, page 24
--------------------------------------------------------------------

3. It appears that in this Form SB-2/A, you have switched the placement of the report of your independent registered public accounting firm and the consent of your independent registered public accounting firm. Please note that the report of the independent registered public accounting firm should be presented immediately prior to the audited financial statements and not as an exhibit to the Form SB-2/A. The consent of the independent registered public accounting firm should be presented as an exhibit to the Form SB-2/A. Please revise your filing to correct the placement of these reports.

         We have filed the audit report immediately prior to the audited financial statements and have filed an updated audit consent as an exhibit to our amended registration statement.

4. Please note that the audited periods presented in the filing will be modified as a result of our comment below. As appropriate, please revise the audit report to ensure that it covers each period for which audited financial statements are required.

         The independent accountants have revised the audit report to ensure that it covers each period for which audited financial statements are required.

Financial Statements, page 25
-----------------------------

5. Please refer to prior comment 9. We note in the prior Form SB-2 and from your disclosure on page 6 that your fiscal year ends on March
         31. However, in this amendment, you presented audited financial statements for the period from inception through June 30, 2005, with no separate audited financial statements being presented for your fiscal year-end, March 31, 2005. We continue to request that you revise your financial statements and audit report thereon to include all financial statements required by Items 310(a) and 310(b) of Regulation S-B. In addition, please note that any financial statements covered by an audit report should not include the term "unaudited" on the statement. This should only be included in statements that have not been audited by your independent registered public accounting firm.

         We have included audited financial statements for the fiscal period ended March 31, 2005 and interim unaudited financial statements for the period ended December 31, 2005.

Statement of Cash Flows, page 27
--------------------------------

6. The cumulative amounts reported for the period from February 23, 2005 (date of inception) through June 30, 2005 for cash used in operating activities does not foot. Please revise the statement as appropriate.

         The financial statements for the period ended June 30, 2005 have been removed from the registration statement and replaced with those for the period ended December 31, 2005.

Note 3. Mineral Property, page 31
---------------------------------

7. We note your response to prior comment 14. You state that you made the $2,500 payment on March 29, 2005. In Note 3, you state that the agreement to acquire the mineral rights was on April 5, 2005. Based on your previous filings, it appears that you have recorded the full effect of the mineral property rights acquisition as of March 31, 2005. Please tell us why you believe it is appropriate to record the full transaction as of March 31, 2005 when the agreement to acquire the mineral property rights was not entered into until April 5, 2005.

         We have recorded the full effect of the mineral property rights acquisition as of March 31, 2005 in accordance with our significant accounting policy regarding mineral property costs. In substance the agreement was entered into on payment of the initial $2,500, however the agreement documents were not formally executed until April 5, 2005.

Unaudited Financial Statements as of September 30, 2005
-------------------------------------------------------
Statement of Cash Flows, page 35
--------------------------------

8. Please refer to prior comment 11. It does not appear that you have fully addressed our prior comment. We note that you have made the appropriate changes to your June 30, 2005 financial statements; however, it does not appear that you have addressed this comment as it relates to the cumulative amounts for the period from February 23, 2005 (date of inception) through September 30, 2005. Please revise to address our previous comment.

         As requested, we have revised the statement of cash flows.

Note 2 - Significant Accounting Policies, page 37
-------------------------------------------------
Mineral Property Costs, page 38
-------------------------------

9. Please refer to prior comment 12. It does not appear that you have fully addressed our prior comment. We note that you have made the appropriate changes to the footnotes to the June 30, 2005 financial statements, however, it does not appear that you have revised your disclosure in the September 30, 2005 unaudited financial statements. Please revise to address our previous comment.

         As requested, we have revised the note disclosure regarding mineral costs.

Note 3 - Mineral Property, page 39
----------------------------------

10. Please refer to prior comment 13 and 15. It does not appear that you have fully addressed our prior comment. We note that you have made revisions to the footnotes to the June 30, 2005 financial statements, however, it does not appear that you have revised your disclosure in the September 30, 2005 unaudited financial statements. Please revise to address our previous comment.

         As requested, we have revised note 3 to the financial statements to address your previous comment.

Exhibit 5.1 - Legality Opinion
------------------------------

11. We note your response to comment 16 in your letter dated December 30, 2005. Please file the opinion with the requested consent as an exhibit to your next amendment.

         Our legal counsel has opted to file a separate consent rather than amend its initial legal opinion. This consent has been filed as an exhibit.

         Yours truly,

         /s/ Steven Cozine

         Zandaria Ventures Inc.
         Steven Cozine, President